                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

               REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
               13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                                     OF 1934

             Dated: February 27, 2003

                         Commission file number 0-21392

                             AMARIN CORPORATION PLC
             (Exact name of Registrant as Specified in its Charter)

                                     ENGLAND
                        (Jurisdiction of Incorporation or
                             organization of Issuer)


                                 7 Curzon Street
                             London W1J 5HG, England
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            [X] Form 20-F            [ ] Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            [ ] Yes                  [X] No

Attachment:

Material Events

(a) Amarin Corporation reports fourth quarter and full year 2002 financial results.

         This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration Statement No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 AMARIN CORPORATION PLC



                                By: /s/ Richard A B Stewart
                                    Richard A B Stewart
                                    Chief Executive Officer



Date: February 27, 2003

                          Index to Exhibits

Exhibit Item                                Sequentially Numbered Page

(a) Material Event description-                        4



                        STATEMENT OF DIFFERENCES

   The trademark symbol shall be expressed as............. 'TM'
   The registered trademark symbol shall be expressed as.. 'r'